================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                          _____________________________

                            NPS Pharmaceuticals, Inc.
             (Exact name of Registrant as specified in its charter)

   Delaware                  420 Chipeta Way                    87-0439579
---------------       Salt Lake City, Utah 84108-1256        ----------------
(State or other              (801) 583-4939                  (I.R.S. Employer
jurisdiction of       ------------------------------        Identification No.)
incorporation or      (Address and telephone number,
 organization)         principal executive offices)

                   ___________________________________________

                        James U. Jensen, Vice President,
               Corporate Development and Legal Affairs, Secretary
                            NPS Pharmaceuticals, Inc.
                420 Chipeta Way, Salt Lake City, Utah 84108-1256
           (Name, address and telephone number, of agent for service)

                                 with a copy to:
                                Thomas E. Hartman
                                 Foley & Lardner
                         3000 K Street, N.W., Suite 500
                             Washington, D.C. 20007
                                 (202) 672-5300

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
                           _________________________

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 Registration Statement number of the earlier effective Registration Statement for the same offering.[ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.[ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                         ______________________________
                         CALCULATION OF REGISTRATION FEE
============================================================================================================
         Title of Each               Amount       Proposed Maximum    Proposed Maximum
      Class of Securities            to be         Offering Price    Aggregate Offering       Amount of
     to be Registered (1)          Registered       Per Unit (2)          Price (2)       Registration Fee
------------------------------------------------------------------------------------------------------------
Common Stock.....$.001 par value    1,500,000           $24.75            $37,125,000           $3,004
============================================================================================================

(1) One preferred stock purchase right is attached to and trades with each share of common stock registered hereunder. These rights are also covered by this Registration Statement and the value attributable to them, if any, is reflected in the market price of the common stock.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. The proposed maximum offering price per unit and proposed maximum offering price are based upon the $24.75 average of the high and low prices of the Registrant's common stock on June 30, 2003 as reported on the Nasdaq National Market.

                       ___________________________________
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS          SUBJECT TO COMPLETION DATED JULY 2, 2003


                                1,500,000 Shares

                            NPS PHARMACEUTICALS, INC.


                                  COMMON STOCK

     This prospectus relates to the public offering of 1,500,000 shares of our common stock by the selling stockholder named on page 13 of this prospectus. The selling stockholder will receive all the proceeds from the sale of these shares. The selling stockholder acquired the shares directly from us in a private placement exempt from registration under the Securities Act of 1933, which was completed on June 4, 2003. We will not receive any proceeds from the sale of these shares.

     The selling stockholder is offering these shares of common stock. The selling stockholder may sell all or a portion of the shares of common stock from time to time on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, and at prices and at terms which will be determined by the then prevailing market price for the shares or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 13.

     Our common stock is traded on the Nasdaq National Market under the symbol NPSP. On July 1, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $24.67 per share.

     Before buying any shares of our common stock you should read the discussion of material risks associated with investing in our common stock under the heading of "Risk Factors" beginning on page 1.

                         ------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         ------------------------------

                                 The date of this Prospectus is _____ ___, 2003.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

NPS PHARMACEUTICALS, INC.......................................................1

RISK FACTORS...................................................................1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................12

USE OF PROCEEDS...............................................................13

SELLING STOCKHOLDER...........................................................13

PLAN OF DISTRIBUTION..........................................................13

LEGAL MATTERS.................................................................14

EXPERTS.......................................................................15

WHERE YOU CAN FIND MORE INFORMATION...........................................15


     As used in this prospectus, "NPS," "company," "we," "our," "ours," and "us" refer to NPS Pharmaceuticals, Inc. and its consolidated subsidiaries except where the context otherwise requires or as otherwise indicated.

     You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus. Offers to sell, and solicitation of others to buy, shares of our common stock pursuant to this prospectus are only being made in jurisdictions where such offers and solicitations are permitted. The information contained, or incorporated by reference into, this prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus or any sale of the common stock. It is important for you to read and consider all the information contained in this prospectus, including the documents incorporated herein by reference, in making your investment decision. In particular, you should read and consider the information in the documents we have referred you to in "Where You Can Find More Information" below.

                            NPS PHARMACEUTICALS, Inc.

     The following is a summary of NPS and our business. This summary is not complete and does not contain all the information that is important to you. You should carefully review all the information regarding us and our business in the documents we refer to and incorporate by reference for a more complete understanding of NPS and our common stock. You should also carefully consider the information included under the caption "Risk Factors" before you make an investment decision.

     Our objective is to build a profitable biopharmaceutical company by discovering, developing and commercializing small molecule drugs and recombinant proteins. Our current product candidates are primarily for the treatment of bone and mineral disorders, gastrointestinal disorders and central nervous system disorders.

     Our product pipeline consists of product candidates in various stages of clinical development and preclinical development. Two of these product candidates, PREOS(TM) and Cinacalcet HC1 (formerly called AMG 073), are in Phase III clinical trials. A third product candidate, ALX-0600, has completed a pilot Phase II clinical trial and plans are underway to commence additional clinical trials. PREOS(TM) and ALX-0600 are proprietary to and are being developed by us. PREOS(TM) is our brand name for our recombinant, full-length parathyroid hormone that we are developing for the treatment of osteoporosis. ALX-0600 is our analog of glucagon-like peptide 2 that we are developing for the treatment of gastrointestinal disorders such as short bowel syndrome and Crohn's Disease. Cinacalet HC1, our orally active, small molecule compound for the treatment for the treatment of hyperparathyroidism, is being developed by our licensees, Amgen Inc. and Kirin Brewery Company, Ltd. Additional Phase I clinical development programs include: calcilytic compounds for the treatment of osteoporosis; NPS 1776 for epilepsy and migraine; and NPS 1506 for depression. Of these three, the calcilytic compounds are licensed to and are being developed by GlaxoSmithKline. We have entered into collaborative research development and license agreements with AstraZeneca AB, GlaxoSmithKline and Janssen Pharmaceutical N.V., a subsidiary of Johnson & Johnson, with respect to certain of our product development programs.

     We originally incorporated in Utah in 1986 and reincorporated in Delaware in 1992. In December 1999, we acquired Allelix Biopharmaceuticals, Inc., or Allelix, a biopharmaceutical company based in Ontario, Canada. We now operate Allelix as a subsidiary, and refer to it as NPS Allelix. Our principal executive offices are located at 420 Chipeta Way, Salt Lake City, Utah 84108-1256. Our telephone number is (801) 583-4939. Our Internet site is at http://www.npsp.com. Information found on our Internet site is not part of this prospectus.

     "NPS" and "NPS Pharmaceuticals" are our registered trademarks. We have applied to the United States Patent and Trademark Office for registration of the trademark "PREOS." All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.



                                  RISK FACTORS

     Before making an investment in our common stock, you should carefully consider the following Risk Factors, in addition to the other information included or incorporated by reference into this prospectus. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

     We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

     With the exception of 1996, we have not been profitable since our inception in 1986. We reported net losses of $86.8 million, $50.0 million and $32.1 million for the years ended 2002, 2001 and 2000, respectively, and $28.1 million and $22.0 million for the three months ended March 31, 2003 and 2002, respectively. As of March 31, 2003, we had an accumulated deficit of approximately $276.0 million. We have not generated any revenue from product sales to date, and it is possible that we will never have significant, if any, product sales revenue. We expect to continue to incur losses for at least the next several years as we and our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, particularly PREOS and Cinacalcet HC1, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates.

     We do not have, and may never develop, any commercial drugs or other products that generate revenues.

     Our existing product candidates will require significant additional development, clinical trials, regulatory clearances and additional investment before they can be commercialized. Our product development efforts may not lead to commercial drugs for a number of reasons, including the failure of our product candidates to be safe and effective in clinical trials or because we have inadequate financial or other resources to pursue the programs through the clinical trial process. We do not expect to be able to market any of our existing product candidates for a number of years, if at all.

     We are dependent on the successful outcome of the clinical trials for our two most advanced product candidates, PREOS and Cinacalcet HC1. If either or both of these product candidates fail to advance in the clinic, our business will be materially harmed and our stock price will be adversely affected.

     We are currently conducting Phase III clinical trials for PREOS in humans as well as a carcinogenicity study in rats. Amgen, our licensee, is conducting Phase III clinical trials for Cinacalcet HC1, a compound intended to treat hyperparathyroidism, and has announced its intention to file a New Drug Application (NDA) with the U.S. Food and Drug Administration. Our success will depend, to a great degree, on the success of these and subsequent clinical trials. In order to successfully commercialize PREOS and Cinacalcet HC1, we and our collaborators must be able to, among other things, obtain required regulatory approvals for these product candidates. Prior to receiving approval for commercialization, we must demonstrate with substantial evidence from well-controlled clinical trials and to the satisfaction of the FDA and comparable foreign regulatory authorities, that each of these product candidates is both safe and efficacious. While no significant safety issues have emerged in Phase I and Phase II clinical trials with respect to either of these product candidates, we will still need to demonstrate their efficacy for the treatment of their respective specific indications, as well as their continued safety through the conduct of Phase III clinical trials. To date, we have not demonstrated long-term safety in clinical trials with either of these product candidates. Additionally, the results of our current clinical studies may indicate that the candidates are unsafe, ineffective or both, notwithstanding the results of earlier clinical trials. We cannot assure you that either or both of these products will prove to be safe or efficacious in accordance with regulatory requirements. Further, we cannot assure you that these product candidates will be approved in a timely manner, if at all. Our ability to successfully complete clinical trials for PREOS will also depend on whether problems we experienced in 2002 in producing finished clinical supplies of PREOS reoccur. If we or Amgen fail to successfully obtain regulatory approvals for PREOS or Cinacalcet HC1, our business will be materially harmed and our stock price will be adversely affected.

     We have no manufacturing capabilities. We depend on third parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. We do not have long-term agreements with any of our sole-source suppliers of PREOS. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

     We do not have manufacturing facilities to produce sufficient supplies of PREOS, ALX-0600 or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties, including a number of sole suppliers, for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

     We have entered into agreements with contract manufacturers to manufacture PREOS for use in clinical trial activities. These contract manufacturers are currently our only source for the production and formulation of PREOS. To date, these contract manufacturers have produced only small quantities of PREOS relative to those needed for commercialization. In addition, we have experienced difficulties in producing clinical supplies of PREOS that meet our specifications on a timely basis. We cannot be certain that these difficulties will not reoccur in the future.

     We expect to depend on contract manufacturers to supply commercial-scale quantities of PREOS. In October 2002, we entered into an agreement with Boehringer Ingelheim Austria GmbH, or BI, for the manufacture of commercial quantities of bulk drug supplies of PREOS in support of commercial launch. Under this agreement, we are working with BI to facilitate a technology transfer process and appropriate testing, documentation and quality standards and procedures prior to the commencement of commercial production. We expect this technology transfer process to be lengthy and complicated, and we have agreed to expend substantial resources over the term of the agreement. In addition, FDA and comparable foreign regulatory approvals may be required. The BI agreement further provides a general basis for the parties to mutually agree as to the terms of any future production of PREOS, based in part on current projections as to yield and other matters. Any failure to successfully transition on a timely basis our bulk manufacturing to BI would delay our commercialization efforts.

     Even if we are able to complete our clinical trials, our current or future manufacturers may be unable to scale production when necessary to enable commercial launch or accurately and reliably manufacture commercial quantities of PREOS at reasonable costs, on timely basis and in compliance with the FDA's current Good Manufacturing Practice, or cGMP. If our current or future contract manufacturers fail in any of these respects, our ability to timely complete our clinical trials, obtain required regulatory approvals and successfully commercialize PREOS will be materially and adversely affected.

     We depend on a number of single source contract manufacturers to supply key components of PREOS. For instance, we depend on SynCo Bio Partners B.V., which produces supplies of bulk drug product of PREOS to support the PREOS clinical trials and the commercial launch of PREOS. We also depend on Vetter Pharma-Fertigung GmbH, or Vetter, for the production of finished supplies of PREOS. Because the "fill and finish" part of the manufacturing process for PREOS requires the use of Vetter's proprietary technology, Vetter is our sole source for finished supplies of PREOS. Absent the development of an alternative method of delivery of PREOS, we will remain dependent on the availability of this proprietary technology. Because of our dependence on Vetter, we are subject to the risk that Vetter may not have the capacity from time to time to produce sufficient quantities of PREOS to meet the needs of our clinical trials or be able to scale to commercial production of PREOS. We are also subject to the risk that disruptions in Vetter's operations would result in delays in PREOS' clinical trials, regulatory approvals and commercial introduction. While we are currently in discussions, to date we have not entered into a long-term agreement with Vetter, who currently produces PREOS on a purchase order basis. Accordingly, Vetter could terminate our relationship at any time and for any reason. If our relationship with Vetter is terminated, or if Vetter is unable to produce PREOS in required quantities, on a timely basis or at all, we could be forced to ultimately develop an alternative delivery process for PREOS, which would require significant additional time and expense, as well as additional clinical trials and regulatory approvals. Any disruption or termination of our relationship with Vetter would materially harm our business and financial condition and cause our stock price to decline.

     Our reliance on contract manufacturers exposes us to additional risks, including:

o delays in scale-up to quantities needed for clinical trials or failure to manufacture such quantities to our specifications, or to deliver such quantities on the dates we require;

o our current and future manufactures are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding state and international regulatory authorities for compliance with strictly enforced cGMP regulations and similar foreign standards, and we do not have control over our contract manufactures' compliance with these regulations and standards;

o our current and future manufacturers may not be able to comply with applicable regulatory requirements, which would prohibit them from manufacturing products for us;

o if we need to change to other commercial manufacturing contractors, the FDA and comparable foreign regulators must approve these contractors prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in, or themselves develop substantially equivalent processes necessary for, the production or our products;

o our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand; and

o we may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.

     Any of these factors could cause us to delay or suspend clinical trials, regulatory submission, required approvals or commercialization of our products under development, entail higher costs and result in our being unable to effectively commercialize our products.

     We do not currently intend to manufacture any of our product candidates, although we may choose to do so in the future. If we decide to manufacture our products, we would be subject to the regulatory risks and requirements described above. We would also be subject to similar risks regarding delays or difficulties encountered in manufacturing our pharmaceutical products and we would require additional facilities and substantial additional capital. We cannot assure you that we would be able to manufacture any of our products successfully in accordance with regulatory requirements and in a cost-effective manner.

     Failure to timely produce adequate clinical supplies of our lead product candidate, PREOS, could require us to modify or terminate certain of our Phase III clinical trials of PREOS, which would materially harm our business, cause our stock price to decline and impair our ability to raise capital.

     On May 15, 2002, we reported that we were unable to produce finished clinical supplies of PREOS that met our release specifications. PREOS is formulated as a freeze-dried powder that is reconstituted into a liquid when inserted into its injector pen for patient use. We require that the reconstituted drug remain stable in liquid form for a specified period under refrigeration. Some production batches, at that time, had exhibited precipitation of the reconstituted drug in the injector pen before the expiration of the required time period. After conducting an extensive review of fill and finish procedures to assess and correct the problem, on July 23, 2002, we announced that we had implemented changes in the process used to prepare the finished drug, and that we had produced limited quantities of PREOS that met our release specifications.

     We currently have sufficient clinical supplies of PREOS to complete our TOP study, and we believe that our contract manufacturers will be able to produce sufficient supply of PREOS to complete all of our other ongoing clinical studies. However, if any problems we have experienced in the past reoccur, and as a result we are unable to produce, in a timely manner, adequate clinical supplies to meet the needs of our other clinical trials, we would be required to modify our finished product formulation and modify or terminate such clinical trials for PREOS. Any modification of our finished product or modification or termination of those Phase III clinical trials could adversely affect our ability to obtain necessary regulatory approvals and significantly delay or prevent the commercial launch of the product, which would materially harm our business, cause our stock price to decline and impair our ability to raise capital.

     Clinical trials are long, expensive and uncertain and the FDA may ultimately not approve any of our product candidates. We cannot assure you that data collected from preclinical and clinical trials of our product candidates will be sufficient to support approval by the FDA, the failure of which could delay our profitability and adversely affect our stock price.

     Many of our research and development programs are at an early stage. Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer-term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in drug development. The clinical trials of any of our drug candidates, including PREOS and Cinacalcet HCl, could be unsuccessful, which would prevent us from commercializing the drug. Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our stock price.

     If we fail to maintain our existing or establish new collaborative relationships, or if our collaborators do not devote adequate resources to the development and commercialization of our licensed drug candidates, we may have to reduce our rate of product development and may not see products brought to market or be able to achieve profitability.

     Our strategy for developing, manufacturing and commercializing our products includes entering into various relationships with large pharmaceutical companies to advance many of our programs. We have granted exclusive development, commercialization and marketing rights to a number of our collaborators for some of our key product development programs, including Cinacalcet HCl, calcilytics, mGluRs and glycine reuptake inhibitors. Except in the case

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

of our collaboration with AstraZeneca for research involving mGluRs, our collaborators have full control over those efforts in their territories and the resources they commit to the programs. Accordingly, the success of the development and commercialization of product candidates in those programs depends on their efforts and is beyond our control. For us to receive any significant milestone or royalty payments from our collaborators, they must advance drugs through clinical trials, establish the safety and efficacy of our drug candidates, obtain regulatory approvals and achieve market acceptance of those products. As a result, if a collaborator elects to terminate its agreement with us with respect to a research program, our ability to advance the program may be significantly impaired or we may elect to discontinue funding the program altogether. For example, in early 2002, Abbott terminated its agreement with respect to NPS 1776, and Forest Laboratories has terminated its agreement with us with respect to ALX-0646. As a result, the advancement of these programs was delayed.

     Under our collaboration with AstraZeneca, which commenced in March 2001, we are required to co-direct the research and to pay for an equal share of the research through a minimum of 30 months and, under certain circumstances, for the full term of 60 months. This commitment of personnel and capital may limit or restrict our ability to initiate or pursue other research efforts.

     As part of our product development and commercialization strategy, we evaluate whether to seek collaborators for our product candidates. If we elect to collaborate, we may not be able to negotiate collaborative arrangements for our product candidates on acceptable terms, if at all. If we are unable to establish collaborative arrangements, we will either need to increase our expenditures and undertake the development and commercialization activities at our own expense or delay further development of the affected product candidate.

     Our research funding agreement with the Canadian government significantly limits our ability to establish collaborations for ALX-0600 without its consent.

     Collaborative agreements, including our existing collaborative agreements, pose the following risks:

o our contracts with collaborators may be terminated and we may not be able to replace our collaborators;

o the terms of our contracts with our collaborators may not be favorable to us in the future;

o our collaborators may not pursue further development and commercialization of compounds resulting from their collaborations with us;

o a collaborator with marketing and distribution rights to one or more of our product candidates may not commit enough resources to the marketing and distribution of such candidates;

o disputes with our collaborators may arise, leading to delays in or termination of the research, development or commercialization of our product candidates, or resulting in significant litigation or arbitration;

o contracts with our collaborators may fail to provide significant protection if one or more of them fail to perform;

o in some circumstances, if a collaborator terminates an agreement, or if we are found to be in breach of our obligations, we may be unable to secure all of the necessary intellectual property rights and regulatory approval to continue developing the same compound or product;

o our collaborators could independently develop, or develop with third parties, drugs that compete with our products; and

o we may be unable to meet our financial or other obligations under our collaborative agreements; for example, we have had to obtain a waiver of our obligation to have manufactured in Canada clinical supplies of ALX-0600 because no such Canadian manufacturer could be identified, and we could face similar issues in the future, which might lead to a loss of significant rights, including intellectual property rights, or require us to pay significant damages.

     We cannot assure you of the success of our current collaborative efforts nor can we assure you of the success of any of our future collaborative efforts. If our collaborative efforts fail, our business and financial condition would be materially harmed.

     Because we do not have marketing, sales or distribution capabilities, we may be unable to market and sell our products and generate revenues.

     We have recruited and continue to recruit marketing, market research, and product planning personnel. However, we currently have no sales, marketing or distribution capabilities. In order to commercialize any product candidates for which we receive FDA approval, we will have to develop a sales and marketing force or rely on third parties to perform these functions. To market products directly, we will have to develop a marketing and sales force with technical expertise and supporting distribution capability. Our inability to develop expertise and attract skilled marketing and sales personnel to establish in-house sales and distribution capabilities may limit our ability to gain market acceptance for our products and generate revenues. For example, if we are successful in our Phase III clinical trials with PREOS, and the FDA grants approval for the commercialization of PREOS, we will be unable to introduce the product to market without developing these capabilities internally or establishing a marketing collaboration with a pharmaceutical company with those resources. We have only recently begun to develop our internal sales and marketing force and cannot assure you that we will be successful in our efforts to establish this force. Further, if we establish relationships with one or more large pharmaceutical companies with existing distribution systems and direct sales forces to market any or all of our product candidates, we cannot assure you that we will be able to enter into or maintain agreements with these companies on acceptable terms, if at all.

     In addition, we expect to begin to incur significant expenses in developing sales, marketing and distribution capabilities in advance of determining our commercialization strategy with respect to one or more of our product candidates, including determining whether to establish a collaboration with one or more pharmaceutical companies. The determination of our commercialization strategy with respect to a product candidate will depend on a number of factors, including:

o the extent to which we are successful in securing collaborative partners to offset some or all of the funding obligations with respect to product candidates;

o the extent to which our agreement with our collaborators permits us to exercise marketing or promotion rights with respect to the product candidate;

o how our product candidates compare to competitive products with respect to labeling, pricing, therapeutic effect and method of delivery; and

o whether we are able to establish agreements with third party collaborators, including large pharmaceutical companies, with respect to any of our product candidates on terms that are acceptable to us.

     A number of these factors are outside of our control and will be difficult to determine. Therefore, we may change commercialization strategies by entering into agreements with our collaborators or third parties after we have incurred significant expenses in developing internal sales, marketing and distribution capabilities. A change of this nature could result in increased expenses or delays in commercialization and therefore could delay revenues and adversely affect our future operating results.

     Our agreement with the Government of Canada regarding the development of ALX-0600 could adversely impact our ability to complete development of ALX-0600, result in our loss of important rights or cause us to make material payments to the Government of Canada.

     Our agreement with the Government of Canada requires that the ALX-0600 we use in clinical trials and for commercial launch be manufactured by a Canadian company. This agreement also contains a number of other significant restrictions on our ability to develop, manufacture and commercialize ALX-0600 outside of Canada. To the extent that we are unable to comply with any performance obligation or obtain a waiver of the obligation, the Government of Canada would have the right to declare us in default. If we were unable to cure the default, we could suffer adverse consequences, including the payment of liquidated damages in an amount material to us, repaying all amounts received by us from the Government of Canada or, in some circumstances, surrendering all intellectual property rights associated with ALX-0600.

We have been unable to identify a Canadian manufacturer capable of manufacturing and formulating ALX-0600 in compliance with cGMP and with sufficient quantity and quality for our future clinical development program. As a result, we have arranged for a contract manufacturer outside of Canada to manufacture the bulk compound, which is then formulated into ALX-0600 by a Canadian company. We have notified the Government of Canada of our arrangements and received their authorization to proceed with the manufacture of ALX-0600 for our Phase II clinical trials. We cannot be certain that we will be able to obtain additional waivers in the future. We are currently in negotiations with the Government of Canada to amend the provisions of our agreement that could adversely affect the continued development of ALX-0600. In July 2002, we began negotiations with the Government of Canada to pursue mutually acceptable adjustments to the terms of the agreement. We cannot assure you that such negotiations will be successful. If we cannot reach an agreement with the Government of Canada on amending certain provisions of the agreement, it may be impractical for us to continue our development of ALX-0600. If we do reach an agreement, we could be required to make payments in an amount material to us.

     We may need additional financing, but our access to capital funding is uncertain.

     Our current and anticipated operations, particularly our product development and commercialization programs for PREOS and ALX-0600, require substantial capital. We expect that our existing cash and cash equivalents will sufficiently fund our operations through at least 2004. However, our future capital needs will depend on many factors, including the extent to which we enter into collaboration agreements with respect to any of our proprietary product candidates, receive milestone payments from our collaborators and make progress in our internally funded research, development and commercialization activities. Our capital requirements will also depend on the magnitude and scope of these activities, our ability to maintain existing and establish new collaborations, the terms of those collaborations, the success of our collaborators in developing and marketing products under their respective collaborations with us, the success of our contract manufacturers in producing clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements, competing technological and market developments, the time and cost of obtaining regulatory approvals, the extent to which we choose to commercialize our future products through our own sales and marketing capabilities, the cost of preparing, filing, prosecuting, maintaining and enforcing patent and other rights and our success in acquiring and integrating complimentary products, technologies or companies. We do not have committed external sources of funding, and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. We do not have a sufficient number of authorized shares of common stock available for issuance to raise a material amount of funds, and our stockholders may not approve an increase in the amount of authorized shares. If adequate funds are not available, we may be required to:

o    engage in equity financings that would be dilutive to current stockholders;

o delay, reduce the scope of or eliminate one or more of our development programs;

o obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

o license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

     If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

     Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, we may be unable to sell our products profitably.

     The availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product. These third-party payors continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Under current guidelines, Medicare does not reimburse patients for self-administered drugs. Medicare's policy may decrease the market for our products that are designed to treat patients with age-related disorders, such as osteoporosis and hyperparathyroidism. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. We might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope, particularly for product candidates addressing small patient populations, such as ALX-0600 for the treatment of short bowel syndrome.

     As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products, and we may not be able to complete successfully against other companies in our industry and achieve profitability.

     Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields. For example, Forteo, a fragment of the full-length parathyroid hormone for the treatment of osteoporosis, was introduced into the United States market in December 2002 by Lilly as a treatment for patients with osteoporosis who are at high risk of bone fracture. If PREOS is approved by the FDA, it will compete directly with Forteo and other approved therapies, including estrogen replacement therapies, biphosphonate and selective estrogen modulators therapies. Similarly, Hectoral, a product of Bone Care International, Inc. is currently being marketed as a treatment to relieve some symptoms of secondary hyperparathyroidism and, if it is approved by the FDA, will compete directly with Cinacalcet HCl. Also, Genzyme Pharmaceuticals, Inc. is currently marketing RenaGel, which is a treatment for hyperphosphatemia, a condition resulting from secondary hyperparathyroidism. Many of our competitors have substantially greater financial and management resources, superior intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals. Consequently, our competitors may obtain FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators.

     Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem, may offer easier delivery or may offer comparable performance at a lower cost. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

     We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

     The patent positions of pharmaceutical and biotechnology firms are uncertain and involve complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. If it allows broad claims, the number and cost of patent interference proceedings in the U.S. and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated, or found to be unenforceable. Until recently, patent applications in the United States were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

     Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management's focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would harm our competitive position. In addition, we cannot assure you that others will not design around our patented technology.

     Moreover, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favorable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable. Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries. Protection of the rights revealed in published patent applications can be complex, costly and uncertain.

     In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. We have filed to register the "PREOS" trademark with the United States Patent and Trademark Office, which may or may not register this mark. A third party may assert a claim that the PREOS mark is confusingly similar to its mark, and such claims or the failure to timely register the PREOS mark or objections by the FDA could force us to select a new name for PREOS, which could cause us to incur additional expense or delay its introduction to market.

     We also rely on trade secrets, know-how and confidentially provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

     Finally, if we are found to be in noncompliance with one or more of our obligations under the terms of our research funding agreement with the Canadian government, we may be required to surrender all intellectual property rights associated with ALX-0600, or, at our option, pay liquidated damages.

     Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

     Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including PREOS. In addition, third parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another's proprietary technology.

     We are subject to extensive government regulations that may cause us to cancel or delay the introduction of our products to market.

     Our research and development activities and the clinical investigation, manufacture, distribution and marketing of drug products are subject to extensive regulation by governmental authorities in the United States and other countries. Prior to marketing in the United States, a drug must undergo rigorous testing and an extensive regulatory approval process implemented by the FDA under federal law, including the Federal Food, Drug and Cosmetic Act. To receive approval, we or our collaborators must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product is both safe and effective for each indication where approval is sought. Depending upon the type, complexity and novelty of the product and the nature of the disease or disorder to be treated, that approval process can take several years and require substantial expenditures. Data obtained from testing are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals of our products. Drug testing is subject to complex FDA rules and regulations, including the requirement to conduct human testing on a large number of test subjects. We, our collaborators or the FDA may suspend human trials at any time if a party believes that the test subjects are exposed to unacceptable health risks. We cannot assure you that any of our product candidates will be safe for human use. Other countries also have extensive requirements regarding clinical trials, market authorization and pricing. These regulatory schemes vary widely from country to country, but, in general, are subject to all of the risks associated with United States approvals.

     The FDA has not established approved protocols for conducting pivotal clinical trials for short bowel syndrome. We will need to reach an agreement with the FDA regarding trial design and clinical endpoints before we can begin pivotal trials of ALX-0600. We cannot be certain that the FDA will agree to trial design and clinical endpoints that will make continued development of ALX-0600 feasible on a timely basis or at all.

     If any of our products receive regulatory approval, the approval will be limited to those disease states and conditions for which the product is safe and effective, as demonstrated through clinical trials. In addition, results of pre-clinical studies and clinical trials with respect to our products could subject us to adverse product labeling requirements which could harm the sale of such products. Even if regulatory approval is obtained, later discovery of previously unknown problems may result in restrictions of the product, including withdrawal of the product from the market. Further, governmental approval may subject us to ongoing requirements for post-marketing studies. Even if we obtain governmental approval, a marketed product, its respective manufacturer and its manufacturing facilities are subject to unannounced inspections by the FDA and must comply with the FDA's current Good Manufacturing Practices, or cGMP, and other regulations. These regulations govern all areas of production, record keeping, personnel and quality control. If a manufacturer fails to comply with any of the manufacturing regulations, it may be subject to, among other things, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution. Other countries also impose similar manufacturing requirements.

     If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

     We depend heavily on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees. We do not carry life insurance policies on any of our employees. Our future success will also depend in large part on our ability to hire a qualified chief financial officer and our continued ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations. We have operations in Salt Lake City, Utah, Parsipanny, New Jersey, and Toronto, Ontario. We also have executive officers and principal members of our scientific staff at each of these locations. Our future success will depend in part on how well we are able to integrate each of their efforts with the operations of the Company and how successful they are in managing personnel who are working on the same program but are spread out at our various geographic locations.

     If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

     The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trial on humans, however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

     Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

     Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated, that could cover all or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

     Our indebtedness and debt service obligations may adversely affect our cash flow.

     Our ability to make interest payments on and to repay at maturity or refinance our 3% Convertible Notes due 2008 will depend on our ability to generate sufficient cash. We have never generated positive annual cash flow from our operating activities, and we may not generate or sustain positive cash flows from operations in the future. Our ability to generate sufficient cash flow will depend on our ability, or the ability of our strategic partners, to successfully develop and obtain regulatory approval for new products and to successfully market these products, as well as the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, many of which are outside of our control.

Risks Related to Our Common Stock

     Our stock price has been and may continue to be volatile and an investment in our common stock could suffer a decline in value.

     You should consider an investment in our common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common stock. The market price of our common stock has been highly volatile and is likely to continue to be volatile. Factors affecting our common stock price include:

o    fluctuations in our operating results;

o announcements of technological innovations or new commercial products by us, our collaborators or our competitors;

o    published reports by securities analysts;

o the progress of our and our collaborators' clinical trials, including our and our collaborator's ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;

o governmental regulation and changes in medical and pharmaceutical product reimbursement policies;

o    developments in patent or other intellectual property rights;

o publicity concerning the discovery and development activities by our licensees;

o public concern as to the safety and efficacy of drugs that we and our competitors develop; and

o    general market conditions.

     Antitakeover provisions in our Certificate of Incorporation, Bylaws, stockholder rights plan and under Delaware law may discourage or prevent a change of control.

     Provisions of our Certificate of Incorporation and Bylaws and Section 203 of the Delaware General Corporation Law could delay or prevent a change of control of the Company. For example, our Board of Directors, without further stockholder approval, may issue preferred stock that could delay or prevent a change of control as well as reduce the voting power of the holders of common stock, even to the extent of losing control to others. In addition, our Board of Directors has adopted a stockholder rights plan, commonly known as a "poison pill," that may delay or prevent a change of control and recently, our Board of Directors amended our Bylaws to eliminate the right of 20% of the stockholders to call a special meeting of stockholders.

     Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

     Additional equity financings or other share issuances by us, the sale of the shares registered hereunder, the sale of shares issuable upon conversion of our 3% Convertible Notes due 2008 and the sale of shares issued in connection with strategic alliances could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market, or the perception that additional sales could occur, could cause the market price of our common stock to drop.



                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "plan," "expect," "anticipate," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this offering memorandum and the documents incorporated by reference therein regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding potential drug candidates, their potential therapeutic effect, the possibility of obtaining regulatory approval, our ability or the ability of our collaborators to manufacture and sell any products, market acceptance or our ability to earn a profit from sales or licenses of any drug candidate or discover new drugs in the future are all forward-looking in nature. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including:

o the risks inherent in our research and development activities, including the successful continuation of our strategic collaborations, our and our collaborators' ability to successfully complete clinical trials, commercialize products and receive required regulatory approvals, and the length, time and cost of obtaining such regulatory approvals;

o    competitive factors;

o our ability to maintain the level of our expenses consistent with our internal budgets and forecasts;

o the ability of our contract manufacturers to successfully produce adequate clinical supplies of our product candidates to meet our clinical trial and commercial launch requirements;

o    changes in our relationships with our collaborators;

o    variability of our royalty, license and other revenues;

o our ability to enter into and maintain agreements with current and future collaborators on commercially reasonable terms;

o    uncertainty regarding our patents and patent rights;

o    compliance with current or prospective governmental regulation;

o    technological change; and

o    general economic and market conditions.

     You should also consider carefully the statements set forth in the section entitled "Risk Factors" of this prospectus, which addresses these and additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward-looking statements.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholder.



                               SELLING STOCKHOLDER

     We are registering all 1,500,000 shares covered by this prospectus on behalf of Enzon Pharmaceuticals, Inc., the selling stockholder. Enzon acquired the shares from us, in a transaction exempt from registration under the Securities Act of 1933, in connection with the June 4, 2003 mutual termination of the Agreement and Plan of Reorganization or Merger we entered into with Enzon on February 19, 2003. In connection with the mutual termination we entered into a Registration Rights Agreement with Enzon, and the Registration Statement to which this prospectus relates was filed pursuant to the terms of that agreement. For additional information on the restrictions and other terms of the Registration Rights Agreement, you should refer to the information provided under the caption "Plan of Distribution."

     The following table sets forth information as of July 2, 2003 with respect to the selling stockholder and the number of shares of common stock beneficially owned by the selling stockholder and assumes that all of the shares offered for resale pursuant to this prospectus will be sold in this offering:


                                                                                     Shares Owned          Percentage Owned
                                       Shares Owned Prior      Shares Being          Upon Completion       Upon Completion
Name                                   to Offering             Offered               of Offering           of Offering
-----------------------------------    --------------------    ------------------    ------------------    ------------------
Enzon Pharmaceuticals, Inc.                 1,500,000              1,500,000                 0                    0%



                              PLAN OF DISTRIBUTION

     The selling stockholder may sell the shares from time to time. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market in negotiated transactions or otherwise, at negotiated fixed prices and terms or at prices and at terms determined by the then current market price for the shares. The selling stockholder may effect these transactions by selling the shares directly to other purchasers or to or through broker-dealers. The shares may be sold by one or more of the following:

o a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus;

o in accordance with the rules of an exchange, quotation service or an over-the-counter market;

o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

o    in privately negotiated transactions; and

o    through the writing and subsequent closing of options.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

     The selling stockholder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholder. The selling stockholder also may sell shares short and redeliver the shares to close out short positions. The selling stockholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholder may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, when they sell the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because selling stockholder may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than under this prospectus. The selling stockholder advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.

     The Registration Rights Agreement between us and the selling stockholder contains provisions that could limit the number of shares sold and timing of sales made by the selling stockholder pursuant to this prospectus. In particular, the selling stockholder has agreed to sell no more than 125,000 shares pursuant to this prospectus in any calendar month, provided that any unsold portion of such 125,000 shares may be carried forward to future months, subject to an aggregate limit of no more than 375,000 shares in any calendar month. These limits cease in certain circumstances identified in the Registration Rights Agreement upon the occurrence of specified change of control-related events.

     The selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M; these provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholder. We will make copies of this prospectus available to the selling stockholder and have informed it of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholder will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholder has agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act of 1933.

     We have agreed to keep the Registration Statement, of which this prospectus constitutes a part, effective until the earlier of the date on which the shares registered pursuant to the Registration Statement represent less than one percent of our total issued and outstanding shares of common stock or the date on which all of the shares are eligible for sale under Rule 144(k) under the Securities Act.



                                  LEGAL MATTERS

     James U. Jensen, our Vice President, Corporate Development & Legal Affairs, will pass on the validity of our common stock being offered for sale pursuant to this prospectus.

                                     EXPERTS

     The consolidated financial statements of NPS Pharmaceuticals, Inc. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, and for the period from October 22, 1986 (inception) to December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to a change in the method of amortizing goodwill and intangible assets in 2002 and in the method of recognizing revenue on nonrefundable license fees in 2000.



                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the Securities and Exchange Commission. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

     Our common stock is quoted on the Nasdaq National Market under the symbol "NPSP," and our Securities and Exchange Commission filings can also be read at the following address: Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006

     Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission's Internet website at http://www.sec.gov.

     We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus, until the selling security holder has sold all of the common stock to which this prospectus relates or the offering is otherwise terminated. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

o Our Annual Report on Form 10-K/A for our fiscal year ended December 31, 2002, which includes our consolidated financial statements as of December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002, and for the period from October 22, 1986 (inception) through December 31, 2002.

o Our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2003.

o Our Current Reports on Form 8-K filed on May 14, 2003, June 6, 2003 and June 16, 2003.

o The description of our common stock contained in our Registration Statement on Form 8-A12G filed on May 23, 1994.

o The description of our Rights Agreement and Series A Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A12G/A filed on December 31, 2001 and our Current Report on Form 8-K filed on December 19, 1996.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

                               Corporate Secretary
                            NPS Pharmaceuticals, Inc.
                                 420 Chipeta Way
                           Salt Lake City, Utah 84108
                                 (801) 583-4939

                 PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the estimated costs and expenses payable by us in connection with the issuance and distribution of the common stock pursuant to this Registration Statement. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission Registration Fee.....................$ 3,004
Accountant's Fees and Expense Fee.......................................$ 5,000
Legal Fees and Expenses Fee.............................................$30,000
Miscellaneous Expense Fee...............................................$ 6,996
                                                                        -------
Total...................................................................$45,000

Item 15.  Indemnification of Directors and Officers

     Under Section 145 of the Delaware General Corporation Law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. The Company's Bylaws also provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law.

     The Company's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Company has entered into agreements with its directors and executive officers that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 16.  Exhibits

         Exhibit No.       Description
    --------------------------------------------------------------------------------------

             2.1           Mutual Termination Agreement and Release by and among the
                           Registrant, Enzon Pharmaceuticals, Inc. and the other parties thereto dated as of June 4, 2003
             2.2           Restricted Stock Purchase Agreement between the Registrant and
                           Enzon Pharmaceuticals, Inc. dated as of June 4, 2003
             2.3           Registration Rights Agreement between the Registrant and Enzon
                           Pharmaceuticals, Inc. dated as of June 4, 2003
             4.1           Specimen Common Stock Certificate (1)
             4.2A          Rights Agreement, dated as of December
                           4, 1996, between Registrant and
                           American Stock Transfer & Trust, Inc.,
                           with Exhibit A, Form of Certificate of
                           Designation of Series A Junior
                           Participating Preferred Stock of the
                           Registrant; Exhibit B, Form of Right
                           Certificate; and Exhibit C, Summary of
                           Rights to Purchase Shares of Preferred
                           Stock of the Registrant (2)
             4.2B          First Amendment to the Rights Agreement
                           and Certificate of Compliance with
                           Section 27 thereof, dated December 31,
                           2001 (3)
             4.2C          Second Amendment to the Rights Agreement and Certificate of
                           Compliance with Section 27 thereof, dated February 19, 2003 (4)
             5.1           Opinion of Counsel
            23.1           Consent of Independent Auditors
            23.2           Consent of Counsel (included in Exhibit 5.1)
            24.1           Power of Attorney (incorporated in the signature page of this
                           Registration Statement)
------------------------

1. Incorporated herein by reference to Registrant's Registration Statement on Form S-1 filed on January 21, 1994 (SEC File No. 333-74318).

2. Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated December 19, 1996 (SEC File No. 000-23272).

3. Incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form 8-A12G/A filed on December 31, 2001 (SEC File No. 000-23272).

4. Incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form 8-A12G/A filed February 21, 2003 (SEC File No. 000-23272).


Item 17.  Undertakings

A.   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (1) (i) and (1 (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     D. The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, County of Salt Lake, State of Utah, on the 2nd day of July, 2003.

                                         NPS PHARMACEUTICALS, INC.



                                         By: /s/ James U. Jensen
                                            ------------------------------------
                                                 James U. Jensen
                                                 Vice President, Corporate
                                                 Development and Legal Affairs
                                                 and Secretary

     Each person whose signature appears below hereby constitutes and appoints James U. Jensen and Hunter Jackson, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, and in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     Signature                                       Title                                  Date
     ---------                                       -----                                  ----


     /s/ Hunter Jackson                     President, Chief Executive Officer            July 2, 2003
------------------------------              and Chairman of the Board                     ------------
     Hunter Jackson


     /s/ Morgan R. Brown                    Principal Financial Officer                   July 2, 2003
------------------------------                                                            ------------
     Morgan R. Brown


     /s/ Santo J. Costa                     Director                                      July 2, 2003
------------------------------                                                            ------------
     Santo J. Costa


     /s/ John R. Evans                      Director                                      July 2, 2003
------------------------------                                                            ------------
     Dr. John R. Evans


     /s/ James R. Groninger                 Director                                      July 2, 2003
------------------------------                                                            ------------
     James R. Groninger


     /s/ Joseph Klein, III                  Director                                      July 2, 2003
------------------------------                                                            ------------
     Joseph Klein, III


     /s/ Donald E. Kuhla                    Director                                      July 2, 2003
------------------------------                                                            ------------
     Donald E. Kuhla, Ph.D.

     Signature                                       Title                                  Date
     ---------                                       -----                                  ----

     /s/ Thomas N. Parks                    Director                                      July 2, 2003
------------------------------                                                            ------------
     Thomas N. Parks


     /s/ Edward Rygiel                      Director                                      July 2, 2003
------------------------------                                                            ------------
     Edward Rygiel


     /s/ Calvin R. Stiller                  Director                                      July 2, 2003
------------------------------                                                            ------------
     Dr. Calvin R. Stiller


     /s/ Peter G. Tombros                   Director                                      July 2, 2003
------------------------------                                                            ------------
     Peter G. Tombros


                                  EXHIBIT INDEX




Exhibit No.                                 Description

    2.1 Mutual Termination Agreement and Release by and among the Registrant, Enzon Pharmaceuticals, Inc. and the other parties thereto dated as of June 4, 2003

    2.2 Restricted Stock Purchase Agreement between the Registrant and Enzon Pharmaceuticals, Inc. dated as of June 4, 2003

    2.3 Registration Rights Agreement between the Registrant and Enzon Pharmaceuticals, Inc. dated as of June 4, 2003

    4.1             Specimen Common Stock Certificate (1)

    4.2A Rights Agreement, dated as of December 4, 1996, between Registrant and American Stock Transfer & Trust, Inc., with Exhibit A, Form of Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant; Exhibit B, Form of Right Certificate; and Exhibit C, Summary of Rights to Purchase Shares of Preferred Stock of the Registrant (2)

    4.2B First Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated
                    December 31, 2001 (3)

    4.2C Second Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated
                    February 19, 2003 (4)

    5.1             Opinion of Counsel

   23.1             Consent of Independent Auditors

   23.2             Consent of Counsel (included in Exhibit 5.1)

   24.1 Power of Attorney (incorporated in the signature page of this Registration Statement)


--------------------------

1. Incorporated herein by reference to Registrant's Registration Statement on Form S-1 filed on January 21, 1994 (SEC File No. 333-74318).

2. Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated December 19, 1996 (SEC File No. 000-23272).

3. Incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form 8-A12G/A filed on December 31, 2001 (SEC File No. 000-23272).

4. Incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form 8-A12G/A filed February 21, 2003 (SEC File No. 000-23272).